UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

MONTHLY OPERATING REPORT
File with Court and submit copy to United States Trustee within 20 days after end of month.

Submit copy of report to any official committee appointed in the case.

REQUIRED DOCUMENTS	Form No.	Document Attached	Available Upon Request	Affidavit/Supplement Attached
Schedule of Cash Receipts and Disbursements	MOR-1	X		
Bank Reconciliation (or copies of debtor's bank reconciliations)	MOR-1a		X	
Schedule of Professional Fees Paid	MOR-1b	X		
Listing of bank account numbers and balances		X		
Cash disbursements journals		X		
Statement of Operations	MOR-2	X		
Balance Sheet	MOR-3	X		
Status of Postpetition Taxes	MOR-4	X		
Copies of IRS Form 6123 or payment receipt		N/A		
Copies of tax returns filed during reporting period		N/A		
Summary of Accounts Payables	MOR-4	X		
Accounts Receivable Aging		N/A		
Debtor Questionnaire	MOR-5	X		

I declare under penalty of perjury (28 U.S.C. Section 1746) that this report and the attached documents
are true and correct to the best of my knowledge and belief.



_____
Signature of Debtor

_____   10/12/09
Date

_____
Signature of Joint Debtor

_____
Date

_____
Signature of Authorized Individual*

_____
Date



J. Gregory Ambro
Printed Name of Authorized Individual

10/12/09
Date

Executive Vice President and Chief Operating Officer
Title of Authorized Individual

*Authorized individual must be an officer, director or shareholder if debtor is a corporation; a partner if debtor
is a partnership; a manager or member if debtor is a limited liability company.

MOR
(04/07)

UNITED STATES BANKRUPTCY COURT
DISTRICT OF DELAWARE

In re Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

SCHEDULE OF CASH RECEIPTS AND DISBURSEMENTS [1]

		BANK ACCOUNTS						CURRENT MONTH		FILING TO DATE
		GEN OPER	STORE WORKING FUNDS	UTILITY DEP	SALES TAX	PROF FEES RESERVE	ALASKA	ACTUAL	PROJECTED [2]	ACTUAL
CASH (LOAN BALANCE) BEGINNING OF MONTH		$ 13,279	$ -	$ 280	$ 5,663	$ 4,004	$ -	$ 23,226	$ 3,568	$ (68,811)
RECEIPTS										
CASH SALES			-					-	-	83,387
CREDIT CARD RECEIVABLES			-					-	-	20,495
LOANS AND ADVANCES			-					-	-	
SALE OF ASSETS			-					-	4,300	114,382
OTHER RECEIPTS	[3]	126						126	2,966	64,432
TRANSFERS (FROM DIP ACCTS)		(8)			8			-	-	0
TOTAL RECEIPTS		$ 118	$ -	$ -	$ 8	$ -	$ -	$ 126	$ 7,266	$ 282,697
DISBURSEMENTS										
ADVERTISING			-					-	-	3,223
MERCHANDISE (INCLUDING FREIGHT)			-					-	-	53,228
RENT		94						94	-	13,531
PAYROLL, PAYROLL TAXES, AND BENEFITS		741						741	74	47,988
UTILITIES		357						357	-	4,522
INSURANCE		1						1	-	735
SALES AND OTHER TAXES		33			5,653			5,686	-	32,522
GENERAL OPERATING		299						299	15	8,253
FINLAY LICENSE		8						8	-	11,814
FINANCING EXPENSES			-					-	-	3,524
PROFESSIONAL FEES			-			1,400		1,400	1,480	10,017
OTHER			-					-	5	7,636
TOTAL DISBURSEMENTS		$ 1,533	$ -	$ -	$ 5,653	$ 1,400	$ -	$ 8,586	$ 1,574	$ 196,993
DRAW ON LC			-					-	-	4,648
ADJUSTMENTS			-					-	-	2,522
NET CASH FLOW		$ (1,415)	$ -	$ -	$ (5,645)	$ (1,400)	$ -	$ (8,460)	$ 5,692	$ 83,578
(RECEIPTS LESS DISBURSEMENTS)										
CASH (LOAN BALANCE)- END OF MONTH		$ 11,864	$ -	$ 280	$ 18	$ 2,604	$ -	$ 14,766	$ 9,260	$ 14,766

[1] The cash balances and activity on this schedule represents the following balance sheet items: Unrestricted Cash and Cash Equivalents, Restricted Cash and Cash Equivalents, and Revolver Line of Credit. The balance of the revolver line of credit as of 8/29/09 was $0.

[2] 'Projected' amounts reflect projections per the DIP budget (based on weeks ending each Monday) and reflect projected activity for the period August 3, 2009 - August 31, 2009. The projection does not include activity in the other general operating, Alaska, prof. fees, utilties, and sales tax accounts.

[3] Primarily includes vendor refunds and proceeds from de minimis asset sales.

MOR
(04/07)

SCHEDULE OF PROFESSIONAL FEES AND EXPENSES PAID
This schedule is to include all retained professional payments from case inception to current month.

(Actual $)

PAYEE	PERIOD COVERED	DATE OF COURT ORDER AUTHORIZING PAYMENT	AMOUNT APPROVED	AMOUNT PAID		TOTAL PAID TO DATE		AMOUNT ACCRUED	TOTAL INCURRED AND UNPAID
				FEES	EXPENSES	FEES	EXPENSES		
O'Melveny & Meyers	8/2/09 to 8/29/09	8/6/2009, 8/20/2009	1,336,500	1,290,410	46,090	2,863,019	83,163	3,988,000	1,041,818
FTI Consulting	8/2/09 to 8/29/09					1,528,980	89,668	3,426,000	1,807,352
Richards, Layton & Finger	8/2/09 to 8/29/09	8/20/2009, 8/28/2009	62,890	54,137	8,753	268,551	32,619	351,000	49,830
Kurtzman Carson Consultants	8/2/09 to 8/29/09					577,216	-	807,000	229,784
Cooley Godward Kronish	8/2/09 to 8/29/09					314,607	10,530	901,000	575,863
Loughlin Meghji & Company	8/2/09 to 8/29/09					165,205	365	611,000	445,430
Benesch	8/2/09 to 8/29/09					40,364	-	100,000	59,636
GE Capital Third Party Legal [1]	8/2/09 to 8/29/09	n/a	n/a	107,801	4,442	470,689	5,505	500,000	23,806
Financial Dynamics	8/2/09 to 8/29/09					29,377	-	25,000	(4,377)
Other	8/2/09 to 8/29/09					40,601	-	763,000	722,399
TOTAL PAYMENTS TO PROFESSIONALS			$ 1,399,390	$ 1,452,348	$ 59,285	$ 6,298,609	$ 221,850	$ 11,472,000	$ 4,951,541

[1] Amounts paid to GE Capital's legal advisors represent disbursements related to advisory work on the Credit Agreement.

MOR
(04 07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

STATEMENT OF OPERATIONS - Income Statement

The Statement of Operations is to be prepared on an accrual basis. The accrual basis of accounting recognizes revenue when it is realized and expenses when they are incurred, regardless of when cash is actually received or paid.

REVENUES	Month ($ in 000's)	Cumulative Filing to Date ($ in 000's)
Net Sales	-	93,101
Net Leased Department Revenue	-	1,791
Net Credit Revenue	58	1,737
Total Revenues	58	96,629
COST OF GOODS SOLD		
Cost of Goods Sold	-	73,936
Gross Profit	58	22,693
OPERATING EXPENSES		
Advertising	-	2,153
Bad Debts	12	67
Contributions	-	9
Employee Benefits Programs	(38)	2,131
Insider Compensation	38	870
Insurance	156	1,123
Repairs and Maintenance	71	1,089
Rent and Lease Expense	112	4,003
Salaries/Commissions/Fees [1]	871	21,261
Supplies	1	1,917
Taxes	149	2,964
Travel and Entertainment	-	132
Utilities	295	1,533
Other (attach schedule)	(557)	91,243
Total Operating Expenses Before Depreciation	1,110	130,495
Depreciation/Depletion/Amortization	38	5,167
Net Profit (Loss) Before Other Income & Expenses	(1,090)	(112,969)
OTHER INCOME AND EXPENSES		
Other Income (attach schedule)	39	(2,369)
Interest Expense	7	1,602
Net Profit (Loss) Before Reorganization Items	(1,136)	(112,202)
REORGANIZATION ITEMS		
Professional Fees	764	11,564
U. S. Trustee Quarterly Fees	10	80
Other Reorganization Expenses (attach schedule)	-	2,809
Total Reorganization Expenses	774	14,453
Income Taxes	-	76
Net Profit (Loss)	$ (1,910)	$ (126,731)

[1] Salaries/Commissions/Fees includes the reversal of a prior month's credit from salary support from vendors that is owed to the Joint Venture liquidation group.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

STATEMENT OF OPERATIONS - continuation sheet

BREAKDOWN OF "OTHER" CATEGORY	Month ($ in 000s)	Cumulative Filing to Date ($ in 000s)
Other Operational Expenses		
Services Purchased	23	5,477
Unclassified	(4)	(1,107)
Communications	64	620
Postage	1	235
Professional Fees	6	(49)
Costs capitalized under Uniform Capitalization Rules [1]	0	(1,099)
Gain on Assets [2]	(666)	87,122
Store Closure Costs	19	44
Total Other Operational Expenses	**(557)**	**91,243**
Other Income		
Rental income	(6)	(76)
Miscellaneous income	45	(2,293)
Total Other Income	**39**	**(2,369)**
Other Reorganization Expenses		
Amortization of DIP loan fees	0	2,809
Total Other Reorganization Expenses	0	2,809

[1] Uniform Capitalization Rules require capitalization of certain indirect buying, handling and distribution costs to align these costs with the related sales.

[2] Gain on Assets includes a write-off of a capital lease as of the lease rejection date.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

BALANCE SHEET

The Balance Sheet is to be completed on an accrual basis only. Pre-petition liabilities must be classified separately from postpetition obligations.

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)
CURRENT ASSETS		
Unrestricted Cash and Equivalents	$ 11,711	$ 7,408
Restricted Cash and Cash Equivalents [1]	2,902	-
Accounts Receivable (Net) [2]	6,381	2,944
Inventories	-	126,552
Prepaid Expenses (attach schedule)	1,283	3,849
Professional Retainers	320	493
Other Current Assets (attach schedule)	6,713	8,216
TOTAL CURRENT ASSETS	$ 29,310	$ 149,462
PROPERTY AND EQUIPMENT		
Real Property and Improvements	16,006	60,652
Machinery and Equipment	-	61,313
Furniture, Fixtures and Office Equipment	6	89,942
Leasehold Improvements	4,236	65,463
Vehicles	-	420
Construction in progress	-	2,187
Less Accumulated Depreciation	(7,260)	(151,228)
TOTAL PROPERTY & EQUIPMENT	$ 12,988	$ 128,749
OTHER ASSETS		
Loans to Insiders	-	-
Other Assets (attach schedule)	5,309	5,166
TOTAL OTHER ASSETS	$ 5,309	$ 5,166
TOTAL ASSETS	$ 47,607	$ 283,377

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE
LIABILITIES NOT SUBJECT TO COMPROMISE (Postpetition)		
Accounts Payable	2,800	
Taxes Payable (refer to FORM MOR-4)	807	
Wages Payable	127	
Rent / Leases - Building/Equipment	1,289	
Secured Debt / Adequate Protection Payments	-	
Professional Fees	4,972	
Amounts Due to Insiders	20	
Other Postpetition Liabilities (attach schedule)	17,832	
TOTAL POSTPETITION LIABILITIES	$ 27,847	-
LIABILITIES SUBJECT TO COMPROMISE (Pre-Petition)		
Secured Debt	990	76,069
Priority Debt	37	37
Unsecured Debt	54,693	54,533
Other Pre-petition Liabilities (attach schedule)	2,125	64,099
TOTAL PRE-PETITION LIABILITIES	$ 57,845	194,738
TOTAL LIABILITIES	$ 85,692	194,738
OWNER EQUITY		
Capital Stock	137	137
Additional Paid-In Capital	78,007	78,002
Retained Earnings - Pre-Petition	11,987	11,987
Retained Earnings - Postpetition	(126,729)	
Adjustments to Owner Equity (attach schedule)	(1,487)	(1,487)
NET OWNER EQUITY	(38,085)	88,639
TOTAL LIABILITIES AND OWNERS' EQUITY	$ 47,607	$ 283,377

[1] Restricted Cash and Cash Equivalents represents cash held in separate accounts for utility adequate assurance and professional fees.
[2] Accounts Receivable (Net) includes $3,800 which is off-set by a liability to a merchandise factor classified in Unsecured Debt.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

BALANCE SHEET - continuation sheet

ASSETS	BOOK VALUE AT END OF CURRENT REPORTING MONTH ($ in 000's)	BOOK VALUE PETITION DATE ($ in 000's)	
Prepaid Expenses			
Prepaid insurance	306	1,167	
Workers compensation prepaid	889	889	
Prepaid advertising	-	219	
Prepaid health and other	3	122	
Prepaid rent	85	-	
Prepaid expenses	320	1,094	
Prepaid property taxes	-	358	
Total Prepaid Expenses	1,603	3,849	
Other Current Assets			
Supplies	-	1,534	
Workers compensation reserves	6,118	6,118	
Deferred loan fees	-	4	
Other receivables	595	373	
Salary support receivable	-	184	
Other	-	3	
Total Other Current Assets	6,713	8,216	
Other Assets			
Intangibles - lease rights	-	813	
Investment in partnership	1,773	1,810	
Credit card and other deposits	3,536	-	
Straightline lease	-	2,543	
Prepaid rent	-		
Total Other Assets	5,309	5,166	

LIABILITIES AND OWNER EQUITY	BOOK VALUE AT END OF CURRENT REPORTING MONTH	BOOK VALUE PETITION DATE	
Other Postpetition Prepetition Liabilities			
Other Postpetition Liabilities			
Accrued expenses	100		
Gift and merchandise cards	3,595		
Vacation payable	65		
Payroll deductions payable	55		
Sales return reserve	-		[1]
Workers compensation insurance reserves	6,118		[1]
Other insurance reserves	332		[1]
Deferred revenue	3,047		
Deferred rent	-		
Intangibles - lease rights	-		
Fin 48 liability	1,008		
Deferred taxes	3,512		
Capital leases	-		
Total Other Postpetition Liabilities	17,832		
Other Prepetition Liabilities			
Accrued expenses		5,162	[2]
Gift and merchandise cards		7,738	[2]
Sales and payroll taxes payable		10,495	[2]
Wages payable		2,030	[2]
Vacation payable	1,623	2,990	
Payroll deductions payable		304	[2]
Accrued accounting fees	286	520	
Pension liability	97	97	
Other accruals prepetition	119	599	
Store party fund	-	63	
Vendor supported events	-	220	
Sales return reserve		1,663	[1]
Workers compensation insurance reserves		6,118	[1]
Other insurance reserves		259	[1]
Deferred revenue		6,699	
Deferred rent		5,466	
Intangibles - lease rights		208	
Fin 48 liability		1,008	
Deferred taxes		3,512	
Capital leases		8,948	
Total Other Prepetition Liabilities	2,125	64,099	
Adjustments to Owner Equity			
Treasury stock	(1,487)	(1,487)	
[1] Represents reserves that are reevaluated on a quarterly basis.			
[2] Represents employee programs that were continued postpetition per Court order.			

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

STATUS OF POSTPETITION TAXES

The beginning tax liability should be the ending liability from the prior month or, if this is the first report, the amount should be zero.
Attach photocopies of IRS Form 6123 or payment receipt to verify payment or deposit of federal payroll taxes.
Attach photocopies of any tax returns filed during the reporting period.

(Actual $)

	Beginning Tax Liability	Amount Withheld or Accrued	Amount Paid	Ending Tax Liability
Federal				
Withholding	152,375	40,343	(158,349)	34,369
FICA	100,148	32,355	(113,855)	18,648
Unemployment	3,566	8	-	3,574
Total Federal Taxes	$ 256,089	$ 72,706	$ (272,204)	$ 56,591
State and Local				
Withholding	48,840	18,199	(54,961)	12,078
Sales & Excise [1]	5,666,489	-	(5,652,808)	13,681
Unemployment	13,496	53	-	13,549
Real Property	450,443	59,522	-	509,965
Personal Property [2]	127,891	72,728	-	200,619
Workers Compensation	2	-	-	2
Other: Local	34	-	-	34
Total State and Local	6,307,195	150,502	(5,707,769)	749,929
Total Taxes	$ 6,563,284	$ 223,209	$ (5,979,973)	$ 806,519

[1] Sales and Excise taxes are paid one month in arrears.

[2] Personal Property Taxes are paid on an annual basis.

* Copies of tax returns are available upon request.

SUMMARY OF ACCOUNTS PAYABLE

Attach aged listing of accounts payable.

Note: The Company does not analyze or prepare the aging of its accounts payable.

MOR
(04/07)

In re: Gottschalks, Inc.

Case No. 09-10157 (KJC)
Reporting Period: August 2 - August 29, 2009

ACCOUNTS RECEIVABLE AGING

Accounts Receivable Aging	Amount

Note: The Company does not analyze or prepare the aging of its accounts receivable.

DEBTOR QUESTIONNAIRE

Must be completed each month	Yes	No
1. Have any assets been sold or transferred outside the normal course of business this reporting period? If yes, provide an explanation below.[1]	X	
2. Have any funds been disbursed from any account other than a debtor in possession account this reporting period? If yes, provide an explanation below.		X
3. Have all postpetition tax returns been timely filed? If no, provide an explanation below.	N/A	
4. Are workers compensation, general liability and other necessary insurance coverages in effect? If no, provide an explanation below.	X	
5. Has any bank account been opened during the reporting period? If yes, provide documentation identifying the opened account(s). If an investment account has been opened provide the required documentation pursuant to the Delaware Local Rule 4001-3.		X

[1] Proceeds from deminimis asset sales were received during this period.